RICHARD H. BRUCK	19100 Von Karman Avenue, Suite 950
A Professional Corporation	Irvine, California 92612
949.975.8181 (Telephone)
949.975.8180 (Fax)
January 24, 2008
VIA EDGAR
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Mailstop 6010
450 Fifth Street, NW
Washington, DC 20549

Re:	AMDL, Inc. (the “Company”) Form 10-KSB for the fiscal year ended December 31, 2006 Filed April 16, 2007 File No. 001-16695

Dear Mr. Cascio:
     On behalf of the Company, I am responding to your January 9, 2008 letter (the “Letter”). The following responses correspond to the numbering in your Letter.
Form 10-KSB for the fiscal year ended December 31, 2006
General
1.	As requested in your letter of November 7, 2007, attached as Exhibit “A” hereto is a statement from the Company as requested by this comment.
Note 2. Acquisition of Jade Pharmaceutical Inc., page 16
2.	The closing price of the Company’s common stock on AMEX on September 27, 2006, just before the closing of the JPI acquisition transaction and the reverse stock split, was $3.00 per share. The stock split took effect and the acquisition transaction was closed at $3.00 per share at 12:01 a.m. on September 28, 2006 before any trading took place (emphasis added). Accordingly, the most accurate market price for valuing our equity securities was $3.00 per share, which was the closing price on September 27, 2006. The Company believes the fact that the stock traded down after the closing of the acquisition transaction and reverse stock split is not conclusive and the closing price of $2.90 only reflects the last trade on September 28, 2006.

We further note that the Company did not use the $3.00 value of the Company’s common stock as a result of the value stated in the independent fairness opinion provided by Amaroq Capital, a valuation firm and advisor, but rather such amount was compared to

Richard H. Bruck
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
January 24, 2008

our analysis above to corroborate the market value of our common stock issued in the business combination.

3.	The Company believes that it has properly recognized the value of the intangibles apart from goodwill. The Company’s independent consultants who assessed the value of the JPI assets after their acquisition, including the intangibles, reviewed the information regarding the acquired product licenses. Following their review, they determined that the fair value of the acquired product licenses was represented by the unamortized costs of those licenses and that no incremental value should be allocated to them. Among other things, the consultants based their determination on the fact that the licenses were non-exclusive, the costs of the licenses were the result of arms-length negotiations and that there were no beneficial terms of the licenses inuring to YYB or JJB.
Item 8A. Controls and Procedures, page 31
4.	Akio Ariura, Chief Financial Officer, who has executed a copy of this letter, hereby confirms that the Company’s controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2006.

Very truly yours,
/s/ Richard H. Bruck

Richard H. Bruck richard@richardhbruck.com

RHB:lsh
Enclosure/stated
Confirmation of AMDL, Inc. as to response No. 4

/s/ Akio Ariura Akio Ariura, Chief Financial Officer

AMDL, INC.
January 24, 2008
VIA EDGAR
Mr. Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AMDL, Inc. File No. 001-16695
Dear Mr. Cascio:
     AMDL, Inc. acknowledges that:
               (i) AMDL, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (“Commission”) including the letters and other documents filed on EDGAR;
               (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
               (iii) AMDL, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMDL, INC.
/s/ Akio Ariura

Akio Ariura, Chief Financial Officer

Exhibit “A”